nFlate, Inc.
Income Statements
(Unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenues	$ 2,221	$ -
Cost of goods sold		
Gross profit	2,221	-
Expenses		
Bank charges	751	46
Communications	1,965	-
Conference fees	1,695	199
Donation	135	-
Insurance	3,423	-
Job materials	3,865	-
Office expenses	44,154	7,761
Other expenses	6,359	324
Payroll expenses	151,524	-
Promotional	17,210	-
Promotion Fees	18,326	-
Rent	8,400	-
Subcontractors	95,738	-
Supplies	11,158	609
Travel	16,688	1,854
Utilities	906	-
Total expenses	382,297	10,793
Net loss	$ (380,076)	$ (10,793)